GOLD KIST HOLDINGS INC.

244 Perimeter Center Parkway, NE

Atlanta, Georgia 30346

October 6, 2004

BY FAX AND EDGAR

(202) 942-9528

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549 1004

RE: Gold Kist Holdings Inc.

Registration Statement on Form S-4 (File No. 333-119393)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Gold Kist Holdings Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 9:00 a.m. Washington, D.C. time, on October 6, 2004 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company hereby confirms that as of the date hereof, there has been no material change in the operating or financial condition of the Company since the date of the latest financial data set forth in the Registration Statement.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States No underwriters or other broker-dealers are participating in the distribution of the securities being registered, and the Company has distributed no copies of any preliminary disclosure statement-prospectus.

Sincerely,

GOLD KIST HOLDINGS INC.

/s/ J. David Dyson

J. David Dyson

General Counsel, Vice President and Secretary

cc: H. Roger Schwall, Assistant Director

Johanna Vega Losert, Examiner